

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 24, 2006

Mr. Thomas B. Tyree, Jr.
Chief Financial Officer
Bill Barrett Corporation
1099 18th Street, Suite 2300
Denver, CO 80202

> **Re:** **Bill Barrett Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 03, 2006**
> **Response letter dated October 9, 2006**
> **File No. 001-32367**

Dear Mr. Tyree:

We have reviewed your response letter and filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Results of Operations, page 50

1. In your response to comment one of our letter dated September 15, 2006 you propose to revise your disclosure in the table to only include GAAP measures, including general and administrative costs as shown on the face of the consolidated statements of operations. We note in the table preceding your discussion of results of operations you present a similar measure of general and administrative costs per Mcfe, excluding the effects of non-cash stock based compensation. Please ensure you make corresponding revisions to the measures presented in this table.

Contractual Obligations, page 60

2.   We have read your response to comment two in which you state that you exclude the items "…because [you] are not able to precisely predict the timing or ultimate cash settlement amount for these items and because [you] do not believe that these amounts are meaningful to the information presented in the table, and they could be misleading to the investor."   Therefore, you propose in future filings to explain in a footnote in greater detail why you have excluded these amounts and why they are not meaningful to the information presented. Item 303(a)(5) of Regulation S-K states that the presentation must include all of the obligations of the registrant that fall within the specified categories, and the tabular presentation may be accompanied by footnotes to describe provisions that create, increase or accelerate obligations, or other pertinent data to the extent necessary for an understanding of the timing and amount of the registrant's specified contractual obligations. As such, in future filings please revise your table to include the items which are reflected on your balance sheet as long term liabilities, and provide additional disclosure as a footnote to the table describing the information necessary to understand the timing and amount of the specified contractual obligations. As part of your response, please include draft disclosure to be included in future filings.

Engineering Comments

Risk Factors, page 10

Risks Relating to Oil and Gas Reserves, page 10

3.   We have read your response to prior comment four of our letter dated September 15, 2006, explaining that the reserve changes do not include price effects. However, in the risk factor you list commodity prices as one of only two specific examples of why reserve estimates may be a risk. The reserve changes shown in the risk factor appear to need disclosure explaining that those changes do not include price changes. We believe you should clarify this to either explain that these changes do not include price effects or to disclose the changes that do include price effects.

Piceance Basin, page 12

Gibson Gulch, page 12

4.   We have read your response to prior comment five, indicating you do not have any reserves associated with 10-acre spacing; and that you are currently drilling on 20-acre spacing. Therefore, it appears that reserve estimates you determined for the 20-acre wells must include the reserves you may recover with future 10-acre infill wells. Please tell us whether this is consistent with your view. If so, this should be disclosed with your statement about future 10-acre development.

Oil and Gas Data, page 19

Proved Reserves, page 19

5.   We have reviewed your response to prior comment six, regarding differences in the reserve estimates calculated by you and the independent engineers. We believe that having differences arise between your estimate and the third party engineers' estimate on 59% of your wells, covering 37% of the total proved reserves should be disclosed. Given your frequent downward reserve revisions, some attention to your method of estimating and reporting proved reserves may be warranted. Any differences greater than 10% on individual properties should generally be reconciled, or you may opt to report the lower reserve number. Since you engaged independent engineers to review your proved reserve estimates, and reference this activity in your fling, we believe the degree of reliance conveyed would need to be qualified in those instances that material differences of this magnitude were noted but not revised. Please revise your document accordingly.

Risk Factors, page 34

Prospects That We Decide to Drill, page 37

6.   We have reviewed your response to prior comment seven, regarding your disclosure indicating that your wells may not produce in commercial quantities, which is generally true for most oil and gas companies. Please understand that risk factors should be as specific to you as possible. As it appears that approximately 27.5% of the wells you participated in were producing less than 75% of the originally forecasted volumes, this would seem to constitute both material and specific information pertaining to you. Therefore, please revise your document to include this information in the risk factor.

Standardized Measure, page F-30

7.   We have read your response to our prior comment 11, regarding the prices utilized in your computations of future cash flows. It appears you compute a future cash inflow that is 2.9% higher in 2004 and 5.7% higher in 2005 than would result using the prices cited in the filing under this heading as being those that you utilized for this computation. Please reconcile the differences in prices between those stated in the filing that you used for the computation of future cash inflows and those mentioned in your response.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Mark A. Wojciechowski at (202) 551-3759, or in his absence, Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have questions related to engineering issues and related disclosures. Please contact me at (202) 551-3489 with any other questions.

                                          Sincerely,

                                          Brad Skinner
                                          Sr. Assistant Chief Accountant